As filed with the Securities and Exchange Commission on August 4, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

K2 INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	95-2077125
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

2051 Palomar Airport Road

Carlsbad, California 92009

(760) 494-1000

(Address, including Zip Code, and Telephone Number,

including Area Code, of Registrant’s Principal Executive Offices)

Monte H. Baier

Vice President and General Counsel

2051 Palomar Airport Road

Carlsbad, California 92009

(760) 494-1000

(Address, including Zip Code, and Telephone Number,

including Area Code, of Agent for Service)

Copies to:

Bradford P. Weirick

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, CA 90071

(213) 229-7000

Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the effective date of this registration statement and upon exercise of the June 4, 2003 stock purchase warrant.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of this prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered(2)(3)	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price(4)	Amount of Registration Fee

Common Stock, par value $1.00 per share, issuable upon exercise of the June 4, 2003 stock purchase warrant	291,912 shares	N/A	$3,835,723.68	$310.31

Total	291,912 shares	N/A	$3,835,723.68	$310.31

(1)	Also includes associated preferred share rights to purchase shares of the Registrant’s common stock pursuant to the Registrant’s shareholder rights plan, which rights are not currently separable from the shares of common stock and are not currently exercisable.
(2)	The number of shares being registered is based on certain provisions of the related registration rights agreement, as amended, requiring the Registrant to register at least a number of shares equal to 120% of the maximum number of shares of the Registrant’s common stock issuable upon complete exercise of the June 4, 2003 stock purchase warrant.
(3)	Pursuant to Rule 416(a), this registration statement also covers such indeterminate number of additional shares of common stock as may become issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions; however, this registration statement does not cover any additional shares of common stock as may become issuable by reason of a change in the exercise price of the June 4, 2003 stock purchase warrant.
(4)	Estimated solely for the purposes of calculating the amount of the registration fee pursuant to Rule 457(g) under the Securities Act of 1933, as amended, assuming complete exercise of the June 4, 2003 stock purchase warrant and based on an exercise price of $13.14.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED AUGUST 4, 2003

K2 INC.

291,912 Shares of Common Stock

The K2 common stock offered from time to time by this prospectus is issuable to the selling security holder at various times upon exercise of a stock purchase warrant to purchase shares of K2 common stock, dated June 4, 2003. The stock purchase warrant exercisable for the common stock being offered pursuant to this prospectus was issued in a private placement and is not being registered or offered hereunder.

The offering of K2 common stock pursuant to this prospectus is not being underwritten. The common stock may be sold by the selling security holder as set forth in the discussion entitled “Plan of Distribution.” Based on an exercise price of $13.14 per share, subject to certain adjustments, K2 will receive up to $3,196,436.40 upon the selling security holder’s complete exercise of the June 4, 2003 stock purchase warrant. K2 will not receive any proceeds from the K2 common stock sold by the selling security holder.

This prospectus and the documents incorporated by reference provide a description of the common stock the selling security holder may offer from time to time, as well as the June 4, 2003 stock purchase warrant exercisable for the common stock being sold. Each time the selling security holder sells common stock, K2 will provide a supplement to this prospectus that contains specific information about the offering. Investors should read this prospectus and any applicable prospectus supplement carefully before investing in K2 common stock. This prospectus may not be used to consummate a sale of common stock unless accompanied by the applicable prospectus supplement.

K2’s common stock is traded on the New York Stock Exchange (symbol: KTO). On August 1, 2003, the last reported per share sale price of K2 common stock was $17.40.

Investing in K2 common stock involves a high degree of risk. See the “Risk Factors” discussion beginning on page 3 to read about factors to consider in connection with purchasing K2 common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This date of this prospectus is August 4, 2003

ABOUT THIS PROSPECTUS

This prospectus forms a part of a registration statement K2 filed with the Securities and Exchange Commission, referred to as the SEC or the Commission, covering the K2 common stock issuable from time to time to the selling security holder upon exercise of a stock purchase warrant to purchase up to 243,260 shares of K2 common stock, dated June 4, 2003, referred to as the warrant. All of the K2 common stock issued upon exercise of the warrant, subject to certain conditions, may be offered and resold from time to time by the selling security holder exercising the warrant, pursuant to this prospectus.

This brief summary highlights selected information. It does not contain all of the information that is important to potential investors. You should carefully read the entire document and the other documents referred to and incorporated by reference in this document. For a guide to where you can obtain more information on K2, see “Where You Can Find More Information; Incorporation of Documents by Reference” on page 16.

THE COMPANY

Generally

K2 is a premier, branded consumer products company with a primary focus on sporting goods and other recreational products as well as certain niche industrial products. K2’s portfolio of leading brands includes Rawlings, Shakespeare, Stearns and K2. K2’s diversified mix of products is used primarily in team and individual sports activities such as baseball, fishing, watersports activities, alpine skiing, snowboarding, in-line skating and mountain biking. Founded in 1946, K2 has grown to approximately $750 million in annualized sales, including pro forma sales of Rawlings Sporting Goods Company, Inc., through a combination of internal growth and strategic acquisitions. K2’s management believes that K2 has established leading market positions in a number of its key brands:

•	Rawlings has the #1 market position in sales of baseballs and baseball gloves;

•	Shakespeare leads the U.S. fishing market in fishing rods and kits and combo sales;

•	Ugly Stik is the top selling line of moderately priced fishing rods;

•	Stearns has the #1 market position in personal flotation devices;

•	K2 has the #1 market position in alpine skis;

•	K2 has the #2 market position in worldwide snowboard products; and

•	K2 has the #1 market position in sales of performance in-line skates.

K2’s principal executive offices are located at 2051 Palomar Airport Road, Suite 100, Carlsbad, California 92009. K2’s telephone number is (760) 494-1000.

Growth Strategy

In order to implement its strategy for growth, K2 has embarked upon an aggressive program to leverage its existing operations and to complement and diversify its product offerings within the sporting goods and recreational product industries. K2 intends to implement its internal growth strategy by continuing to improve operating efficiencies, extending its products offering through new product launches and maximizing its extensive distribution channels. In addition, K2 will seek strategic acquisitions of other sporting goods companies with well-established brands and with complementary distribution channels. K2 believes that the growing influence of large format sporting goods retailers and retailer buying groups as well as the consolidation of certain sporting goods retailers worldwide is leading to a consolidation of sporting goods suppliers. K2 also believes that the most successful sporting goods suppliers will be those with greater financial and other resources, including those with the ability to produce or source high-quality, low cost products and deliver these products on a timely basis, to invest in product development projects, and to access distribution channels with a broad array of products and brands. In addition, as the influence of large sporting goods retailers grows, management believes these retailers will prefer to rely on fewer and larger sporting goods suppliers to help them manage the supply of products and the allocation of shelf space.

Consistent with this strategy, on March 26, 2003, K2 completed the acquisition of Rawlings Sporting Goods Company, Inc. in an all-stock merger transaction. The merger with Rawlings furthers K2’s growth strategy through the combination of K2’s and Rawlings’ leading brands and product offerings, thereby providing K2 with a broader product offering and an increased market presence. This expanded market presence will help K2 address the needs of the large sporting goods retailers and retailer buying groups. The merger further provides K2 with the opportunity to leverage its low-cost manufacturing plant in China and its extensive sourcing infrastructure in Asia.

Overview of Rawlings

Rawlings was founded in 1887 and has since become a tradition in team sports equipment and uniforms. Rawlings provides competitive team sports equipment and apparel for baseball, basketball and football, as well as licensed Major League Baseball and NCAA retail products. Rawlings is a major supplier to professional, collegiate, interscholastic and amateur organizations worldwide, and is also the official baseball supplier to Major League Baseball and Minor League Baseball, as well as the official basketball supplier for the National Association of Intercollegiate Athletics and the National Junior College Athletic Association Championships. In addition, Rawlings’ products are endorsed by more than 35 college coaches, 28 sports organizations and numerous athletes, including approximately 700 Major League Baseball players. Rawlings’ licensees sell numerous products, including athletic shoes, socks and apparel, using the Rawlings brand name and logo.

The acquisition of Rawlings provides K2 with the following strong brand name products:

Baseball.  Rawlings is a leading supplier of baseball equipment in North America and, through its licensee, in Japan. Rawlings’ products include baseball gloves, baseballs, softballs, batter’s helmets, catcher’s and umpire’s protective equipment, aluminum and wood baseball bats, batter’s gloves and miscellaneous accessories.

Basketball, Football, Soccer and Volleyball.  Rawlings sells 30 different models of basketballs, including full-grain, composite and synthetic leather and rubber basketballs for men and women in both the youth and adult markets. Rawlings recently introduced its patented Ten basketball which uses ten panels to improve handling, grip, control and shooting. Rawlings is the official supplier of basketballs to the National Association of Intercollegiate Athletics and the National Junior College Athletic Association.

Apparel.  Rawlings has been selling team uniforms for approximately 100 years. Rawlings believes it has growth opportunities in its current team apparel business, as well as in the larger active wear apparel market.

RISK FACTORS

Investing in K2 common stock involves risks. Potential investors in K2 common stock should carefully consider the following factors, in addition to the other risk factors incorporated by reference into this prospectus, and other information contained in this document. See “Where You Can Find More Information; Incorporation of Documents by Reference” on page 16 for where you can find additional risk factors of K2 that are incorporated by reference into this prospectus.

K2’s strategic plan, involving growth through the acquisition of other companies, may not succeed.

K2’s strategic plan involves rapid growth through the acquisition of other companies. Such growth involves a number of risks, including:

•	the difficulties related to combining previously separate businesses into a single unit;

•	the substantial diversion of management’s attention from day-to-day operations;

•	the assumption of liabilities of an acquired business, including unforeseen liabilities;

•	the failure to realize anticipated benefits, such as cost savings and revenue enhancements;

•	the dilution of existing stockholders and convertible noteholders due to the issuance of equity securities, utilization of cash reserves, or incurrence of debt in order to fund the acquisitions;

•	the potentially substantial transaction costs associated with acquisitions; and

•	the difficulties related to assimilating the products, personnel and systems of an acquired business and to integrating distribution and other operational capabilities.

Current and future financings may place a significant debt burden on K2.

Borrowings under K2’s existing $205 million revolving credit facility and under its $20 million term loan, as well as potential future financings, may substantially increase K2’s current indebtedness. Among other things, such increased indebtedness could:

•	adversely affect K2’s ability to expand its business, market its products and make investments and capital expenditures;

•	adversely affect the cost and availability of funds from commercial lenders, debt financing transactions and other sources;

•	adversely affect the ability of K2 to pursue its acquisition strategy; and

•	create competitive disadvantages compared to other companies with lower debt levels.

K2 will be able to incur additional debt, which could result in a further increase of its leverage and thereby have an adverse effect on its ability to pay its obligations under its various credit facilities.

Despite its current and anticipated debt levels, K2 will still be able to incur substantially more debt. The terms of its $205 million revolving credit facility and related $20 million term loan and K2’s amended and restated convertible subordinated debentures limit, but do not and will not prohibit, K2 from incurring additional debt. If K2 incurs additional debt, the related risks that K2 faces could intensify, resulting in an adverse effect on K2’s ability to pay its obligations under its various credit facilities.

K2 may be unable to redeem the amended and restated convertible subordinated debentures, repurchase its convertible senior notes or meet the demands of its $205 million revolving credit facility upon a change in control.

In some circumstances, a change in control could result from events beyond K2’s control. Upon the occurrence of a change in control, as defined in the related documents, the holders of K2’s amended and restated

convertible subordinated debentures or K2’s convertible senior notes may require K2 to redeem or repurchase the amended and restated convertible subordinated debentures or the convertible senior notes respectively, or K2’s $205 million revolving credit facility may be accelerated. K2 may not have the financial resources to redeem the amended and restated convertible subordinated debentures, to repurchase the convertible senior notes or to repay amounts owing under its revolving credit facility in the event of a change in control. Upon the occurrence of a change in control, as defined in the amended and restated convertible subordinated debentures, the holders may require K2 to redeem their debentures. The convertible senior notes provide that change in control events, as defined in the convertible senior notes, will constitute a default and could result in the holders of the convertible senior notes requiring K2 to repurchase their notes. K2’s revolving credit facility provides that change in control events, as defined in the credit facility, will constitute a default and could result in the acceleration of K2’s debt under that facility. Any debt agreements K2 enters into in the future may contain similar provisions.

The covenants governing K2’s present and future debt impose significant restrictions and the failure to comply with these covenants could result in the acceleration of a substantial portion of K2’s debt, which K2 may not be able to repay or refinance.

The terms of K2’s $205 million revolving credit facility and its amended and restated convertible subordinated debentures impose significant financial restrictions on K2. In addition, K2’s revolving credit facility requires K2 to meet certain financial tests. These restrictions may have a negative impact on K2’s business, results of operations and financial condition by significantly limiting or prohibiting K2 from engaging in a number of transactions, including:

•	incurring or guaranteeing additional debt;

•	making investments;

•	creating liens on K2’s assets;

•	transferring or selling assets currently held by K2; or

•	engaging in mergers or consolidations.

The failure to comply with any of these covenants would cause a default under K2’s revolving credit facility agreement, the amended and restated convertible subordinated debentures, the indenture for the convertible senior notes and other debt agreements. Furthermore, K2’s revolving credit facility requires K2 to maintain financial ratios which, if not maintained, will cause K2 to be in default under that agreement. Any such default, if not waived, could result in the acceleration of a substantial portion of K2’s debt, in which case such debt would become immediately due and payable. If this occurs, K2 may not be able to repay its debt or borrow sufficient funds to refinance it. Even if new financing were available, it may not be on terms that are acceptable to K2.

K2 faces intense competition and potential competition from companies with greater resources, and if it is unable to compete effectively with these companies, its business could be harmed.

The markets for sporting goods and recreational products in which K2 competes are generally highly competitive, especially as to product innovation, performance and styling, price, marketing and delivery. Competition regarding these products, other than active wear, consists of a relatively small number of large producers, some of whom have greater financial and other resources than K2. In addition, many of K2’s competitors offer sports and recreational equipment not currently sold by K2 and may be able to leverage these broader product offerings to adversely affect K2’s competitive market position. Further, there are no significant technological or capital barriers to entry into the markets for many sporting goods and recreational products. The sales of leisure products are also affected by changes in the economy and consumer tastes, and sporting goods and recreational products face competition from other leisure activities.

K2’s industrial products are, in most instances, subject to price competition, ranging from moderate in marine antennas and monofilament line to intense for commodity-type products. Many industrial competitors have greater financial and other resources than K2.

Purchasing decisions made by a small number of large format sporting goods retailers can have a significant impact on K2’s results.

Although the sporting goods manufacturing industry is highly fragmented, many of the retail customers that purchase sporting goods are highly concentrated. Large format sporting goods retailers are important to K2’s results of operations, and Walmart, Gart Sports/The Sports Authority and Target account for approximately 20% of K2’s annual sales on a pro forma basis for the year ended December 31, 2002. Due to their size, these retailers may demand better prices and terms from K2, and these demands may have an adverse impact on K2’s margins. In addition, if any of these large format sporting goods retailers were to decide to materially reduce the amounts or types of K2 products that they purchase, such decision would have a material adverse impact on K2’s business.

K2’s failure to keep pace with rapid change in marketing strategies, product design, styles and tastes could harm its business.

Consumer demand for recreational products is strongly influenced by matters of taste and style. K2 cannot assure you that K2 will successfully develop new products to address new or shifting consumer demand. An unexpected change in consumer tastes or product demand could seriously harm K2’s business. K2’s inability to timely and successfully respond to developments and changing styles could hurt its competitive position or render its products noncompetitive.

K2 cannot assure you that demand for its products will remain constant. The sales of leisure products are affected by changes in the economy and consumer tastes, both of which are difficult to predict. Continued adverse developments affecting economies throughout the world, including a general tightening of the availability of credit, increasing energy costs, declining consumer confidence and significant declines in the stock market could lead to a further reduction in discretionary spending for consumer products.

The weak financial conditions of some of K2’s customers may adversely impact K2’s business.

A large portion of K2’s sales are to sporting goods retailers. Many of K2’s smaller retailers and some larger retailers are not strongly capitalized. Adverse conditions in the sporting goods retail industry can adversely impact the ability of retailers to purchase K2 products, or could lead retailers to request credit terms that would adversely affect K2’s cash flow and involve significant risks of nonpayment.

K2’s financial results vary from quarter to quarter, which could hurt K2’s business and the market price of its stock.

Various factors affect K2’s quarterly operating results and some of them are not within K2’s control. They include, among others:

•	weather and snow conditions;

•	the timing and introduction of new products;

•	the mix of products sold;

•	the timing of significant orders from and shipments to customers;

•	product pricing and discounts;

•	the timing of its acquisitions of other companies and businesses; and

•	general economic conditions.

These and other factors are likely to cause financial results of K2 to fluctuate from quarter to quarter. If revenue or operating results fall short of the levels expected by public market analysts and investors, the trading price of K2 common stock could decline dramatically. Based on the foregoing, K2 believes that quarter-to-quarter comparisons of its results of operations may not be meaningful. Therefore, purchasers of the common stock should not view K2’s historical results of operations as reliable indications of its future performance.

K2’s business is highly seasonal.

K2’s business is highly seasonal. Historically, K2 and Rawlings have experienced seasonal swings in their businesses depending on their respective products. This seasonality impacts K2’s working capital requirements and hence overall financing needs. In addition, K2’s borrowing capacity under the revolving credit facility is impacted by the seasonal change in receivables.

K2 may not be able to attract or retain the management employees necessary to remain competitive in its industry; the loss of one or more of K2’s key personnel, including Mr. Richard J. Heckmann, Chairman and Chief Executive Officer of K2, could have a material adverse effect on K2’s business, financial condition, results of operations and prospects.

K2’s continued success depends on the retention, recruitment and continued contributions of K2’s key management, finance, marketing and staff personnel, many of whom would be difficult or impossible to replace. The competition for qualified personnel is intense. K2 cannot assure you that it will be able to retain its current personnel or recruit the key personnel it requires. Specifically, Mr. Richard J. Heckmann, K2’s Chairman and Chief Executive Officer, has been fundamental to developing K2’s growth strategy and without his services, K2’s implementation of its growth strategy might fail. In addition, K2 does not have employment agreements with most members of its senior management team. The loss of services of members of K2’s key personnel, including Mr. Heckmann, could have a material adverse effect on K2’s business, financial condition and results of operations.

Provisions in K2’s charter documents, Delaware law and K2’s rights plan may delay or prevent an acquisition of K2, which could decrease the value of its common stock.

Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder, unless specific conditions are met. In addition, K2 has in place various types of protections which would make it difficult for a company or investor to buy K2 without the approval of K2’s board of directors, including a shareholder rights plan, a classified board of directors, provisions requiring advance notice of board nominations and other actions to be taken at stockholder meetings and super-majority voting requirements with respect to extraordinary actions.

International operations, unfavorable political developments and weak foreign economies may seriously harm K2’s financial condition.

K2’s business is dependent on international trade, both for sales of finished goods and low-cost manufacturing and sourcing of products. K2’s three principal markets are North America, Europe and Asia. K2’s revenues from international operations were approximately 32% of total revenue for fiscal 2002. K2 expects that its revenues from international operations will continue to account for a significant portion of its total revenues. Any political developments adversely affecting trade with Europe or Asia could severely impact K2 results of operations. K2’s international operations are subject to a variety of risks, including:

•	recessions in foreign economies;

•	the adoption and expansion of trade restrictions;

•	limitations on repatriation of earnings;

•	reduced protection of intellectual property rights in some countries;

•	longer receivables collection periods and greater difficulty in collecting accounts receivable;

•	difficulties in managing foreign operations;

•	social, political and economic instability;

•	unexpected changes in regulatory requirements;

•	acts of war and terrorism;

•	ability to finance foreign operations;

•	changes in consumer tastes and trends;

•	tariffs and other trade barriers; and

•	U.S. government licensing requirements for export.

In addition, K2 will continue to outsource a number of its supply contracts to entities in foreign nations and will continue to be highly reliant on overseas manufacturing. Specifically, K2 maintains significant manufacturing capacity in China and Costa Rica. Political or economic developments adversely affecting the operation of these facilities could result in late deliveries, lower sales and earnings, and unanticipated costs.

Changes in currency exchange rates could affect K2’s revenues.

A significant portion of K2’s production and approximately 26% of K2’s sales for the year ended December 31, 2002 are denominated in foreign currencies and are subject to exchange rate fluctuation risk. Although K2 engages in some hedging activities to reduce foreign exchange transaction risk, changes in the exchange rates between the United States dollar and the currencies of Europe and Asia could made K2 products less competitive in foreign markets, and could reduce the sales and earnings represented by foreign currencies. Additionally, such fluctuation could result in an increase in cost of products sold in foreign markets reducing margins and earnings.

Acts of war or terrorism may have an adverse effect on K2’s business.

Acts of war or terrorism may have an adverse effect on the economy generally, and more specifically on K2’s business. Among various other risks, such occurrences have the potential to significantly decrease consumer spending on leisure products and activities, adversely impact K2’s ability to consummate future debt or equity financings and negatively affect K2’s ability to manufacture, source and deliver low-cost goods in a timely manner.

K2 is subject to and may incur liabilities under various environmental laws.

K2 is subject to federal, state, local and foreign laws and regulations that govern activities that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal of and exposure to hazardous substances. In that regard, K2 has been and could be subject to claims and inquiries related to alleged substances in K2’s products that may be subject to notice requirements or exposure limitations, particularly in California, which may result in fines and penalties. K2 is also subject to laws and regulations that impose liability for cost and damages resulting from past disposals or other releases of hazardous substances. For example, K2 may incur liability under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, and similar laws, some of which impose strict, and in some cases, joint and several, liability for the cleanup of contamination resulting from past disposals of waste, including disposal at off-site locations. In addition, K2 has acquired pre-existing businesses, such as Rawlings, that have historical and ongoing operations, and K2 has limited information about the environmental condition of the properties of such companies. It is possible that soil and groundwater contamination may exist on these or other of K2’s properties resulting from current or former operations. K2 is currently aware of one matter involving off-site waste disposal liability in South Carolina and another matter involving soil contamination at a former facility in Michigan for which K2 has accrued approximately $1.3 million as of December 31, 2002. Although K2 is not aware of any issues arising under current environmental laws that would be reasonably likely to have a material adverse effect on K2’s business, financial condition or results of operations, K2 cannot assure you that such matters will not have such an impact.

The spread of Severe Acute Respiratory Syndrome may have a material adverse effect on K2’s manufacturing facilities in China and K2’s operations generally.

The Centers for Disease Control and World Health Organization are investigating a new disease called Severe Acute Respiratory Syndrome or SARS. The disease was first reported in November 2002 in the southern Chinese province of Guangdong, which is the province in which K2’s Chinese manufacturing facility is located, the city of Hanoi, Vietnam, and Hong Kong. SARS has since spread to other parts of the world, including, among other locations, Canada. The outbreak of SARS curtailed travel to and from certain countries for a period of time. SARS could have a material adverse impact on K2’s manufacturing facilities in China and sourcing infrastructure in Asia, and the significant spread of SARS beyond Asia could have an adverse impact on all of K2’s operations.

Unfavorable weather can adversely affect K2’s sales.

Sales of K2’s recreational products are strongly influenced by the weather. Poor snow conditions in the winter or summer conditions unfavorable to outdoor sports can adversely affect sales of important K2 products.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and other materials filed or to be filed by K2 with the SEC contains or may contain forward-looking statements concerning non-historical facts or matters that are subject to risks and uncertainties. K2 believes such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act. These statements represent expectations or beliefs of K2 concerning future events, many of which are outside K2’s control. They include, among other things, statements with respect to:

•	projections of future financial performance;

•	future sales and earnings;

•	pro forma financial statements;

•	marketing efforts and trends regarding:

•	team sports including baseball, basketball and football,

•	fishing tackle markets,

•	active watersports and outdoor products markets,

•	extreme wheel sports including mountain bikes, in-line skates and skateboards, and

•	winter sports including skis and snowboards;

•	foreign exchange rate fluctuations;

•	expected levels of debt reduction;

•	retail inventory levels;

•	product acceptance and demand;

•	growth efforts, including by strategic acquisitions;

•	cost reduction efforts;

•	cost savings and economies of scales;

•	dependence on foreign manufacturing;

•	margin enhancement efforts;

•	product development efforts;

•	market positioning; and

•	future acquisitions and dispositions, including the integration of these businesses.

These forward-looking statements may be preceded by, followed by or include the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “may,” “will,” “should,” “could,” “would” or similar expressions.

K2 cautions that these statements are further qualified by important factors, in addition to those under “Risk Factors” above and elsewhere in this prospectus and the documents which are incorporated by reference in this prospectus, that could cause actual results to differ significantly from those in the forward-looking statements, including, among other things:

•	economic conditions, including consumer demand,

•	product demand,

•	competitive pricing and products, and

•	other risks described in K2’s filings with the SEC.

Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. The future results and stockholder values of K2 may differ significantly from those expressed in these forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of this prospectus, and in the case of documents incorporated by reference, as of the date of those documents. K2 does not undertake any obligation to update or release any revisions to any forward-looking statements, to report any new information, future event or other circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law. However, your attention is directed to any further disclosures made on related subjects in K2’s subsequent reports filed with the SEC on Forms 10-K, 10-Q and 8-K.

INDUSTRY DATA

In this prospectus, K2 relies on and refers to information regarding the sporting goods industry and K2’s market share in the sectors in which K2 competes. K2 obtained this information and these statistics from various third party sources and from K2’s own internal investigation and estimates. K2 believes that these sources and estimates are reliable, but K2 has not independently verified any of these sources or estimates.

DESCRIPTION OF SECURITIES

The K2 common stock covered by the registration statement of which this prospectus forms a part, and which may be offered from time to time pursuant to this prospectus, represent shares issuable upon exercise of the warrant issued by K2 in a private placement on June 4, 2003. The warrant is not being registered under this registration statement. The following description is a summary of the material provisions of K2’s common stock.

K2 COMMON STOCK

K2’s common stock is currently listed on the New York Stock Exchange (symbol: KTO). For the complete terms of K2’s common stock and related preferred stock purchase rights, please refer to the descriptions contained in K2’s Registration Statement on Form 8-A, filed on August 21, 1989, as amended, K2’s Registration Statement on Form 8-A, filed on August 9, 1999, as amended, and K2’s Registration Statement on Form S-4, filed on January 17, 2003, as amended, respectively, and incorporated herein by reference.

SELLING SECURITY HOLDER

Upon exercise of the warrant by the selling security holder, the common stock offered pursuant to this prospectus will be issued to the selling security holder, or its assignees, directly by K2. The selling security holder, who is an accredited investor as defined in Rule 501(a) of the Securities Act, acquired the warrant in a private placement. K2 agreed to file this registration statement for the resale of the common stock underlying the warrant. K2 agreed to bear all out-of-pocket expenses of this offering, other than underwriting discounts and commissions. The selling security holder may sell none, some, or all of the common stock offered by it as listed below.

The following table sets forth certain information with respect to the beneficial ownership of shares of K2 common stock by the selling security holder as of the date of this prospectus, the maximum number of shares of K2 common stock acquirable by the selling security holder upon exercise of the warrant and the number of shares which may be offered pursuant to this prospectus for the account of the selling security holder.

Selling Security Holder	Beneficial Ownership Before the Offering (1)(2)	Maximum Number of Shares Acquirable Upon Complete Exercise of the Warrant (3)(4)	Maximum Number of Shares Which May be Offered Pursuant to this Prospectus (3)	Shares of Common Stock Included in this Prospectus (1)	Beneficial Ownership After the Offering (2)
k1 Ventures (Hong Kong) Limited	767,589	243,260	243,260	0	524,329

Total	767,589	243,260	243,260	0	524,329

(1)	At the time of filing the registration statement of which this prospectus forms a part, the selling security holder held no K2 common stock and had not exercised any part of the warrant.
(2)	k1 Ventures (Hong Kong) Limited also holds an amended and restated warrant, dated June 4, 2003, pursuant to which it may purchase 524,329 shares of K2 common stock, subject to certain restrictions. The K2 common stock issuable upon exercise of the amended and restated warrant dated June 4, 2003 was registered under a separate registration statement on Form S-3, filed June 24, 2003, and is not being registered under this registration statement.
(3)	Because the number of shares of common stock issuable upon exercise of the warrant is dependent in part upon certain actions of K2 prior to the exercise, the actual number of shares of common stock that will be issued upon exercise may fluctuate; however, for the purposes of the table set forth above, it is assumed that no such actions have been taken by K2.
(4)

Sporting Goods Investment I, LP and Sporting Goods Investment II, LP, the holders of certain of K2’s amended and restated 7.25% convertible subordinated debentures due March 3, 2010 which are convertible into shares of K2 common stock, are affiliates of k1 Ventures (Hong Kong) Limited and beneficially own, in the aggregate, 2,864,903 shares of K2 common stock. Under the terms of the warrant, the amended and restated warrant to purchase 524,329 shares of K2 common stock dated June 4, 2003 and the amended and restated convertible subordinated debentures, both of the warrants are exercisable and the debentures are convertible by the holders only to the extent that the number of shares of common stock to be issued pursuant to the specific exercise or conversion of such securities, together with the number of shares of common stock owned by the holders and their affiliates and any shares of common stock underlying the unexercised portions of the warrant not being exercised, but excluding any shares of common stock underlying unexercised portions of the warrant being exercised or unconverted portions of the amended and restated convertible subordinated debentures, would not exceed 9.9% of the then outstanding K2 common stock, as determined in accordance with Section 13(d) of the Exchange Act. Accordingly, the number of shares of common stock set forth in the table, combined with the number of shares of common stock already beneficially owned, could exceed the number of shares of common stock that k1 Ventures (Hong Kong) Limited and its affiliates could beneficially own at any given time through ownership of the warrant, the amended and restated warrant to purchase 524,329 shares of common stock dated June 4, 2003 and the amended and restated convertible subordinated debentures. In that regard, the beneficial ownership of the common stock by k1 Ventures (Hong Kong) Limited and its affiliates set forth in the table is not determined in accordance with Rule 13d-3 under the Exchange Act.

Ambassador Steven J. Green, who is Chairman and CEO of k1 Ventures Limited, which controls k1 Ventures (Hong Kong) Limited, is also currently a member of K2’s Board of Directors.

PLAN OF DISTRIBUTION

The selling security holder and any of its donees, pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of K2 common stock offered by this prospectus; however, there is no assurance that the selling security holder will sell any or all of its common stock. The underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on the New York Stock Exchange;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction. The selling security holder may also enter into hedging transactions with broker-dealers in connection with the sales of the underlying common stock. These broker-dealers may in turn engage in short sales of the common stock in the course of hedging their positions. The selling security holder may sell short the underlying common stock to close out short positions, or loan or pledge the underlying common stock to broker-dealers that, in turn, may sell the underlying common stock.

Brokers, dealers, underwriters or agents participating in the distribution of the underlying common stock may receive compensation in negotiated amounts in the form of discounts, concessions, commissions or fees from the selling security holder and/or the purchasers of the common stock for whom such broker or dealer may act as agent or to whom they may sell as principal, or both. The compensation as to a particular broker or dealer may be in excess of customary commissions. In connection with the sales, the brokers or dealers or other participating brokers or dealers and the selling security holder may be deemed to be “underwriters” within the meaning of the Securities Act. Except for customary selling commissions in ordinary transactions, any such underwriter or agent will be identified, and any compensation paid to such persons will be described in a prospectus supplement. In addition, any common stock covered by this prospectus that qualifies for sale under Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

To comply with certain states’ securities laws, if applicable, the selling security holder will offer or sell the underlying common stock in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the selling security holder may not sell the underlying common stock unless the shares of common stock have been registered or qualified for sale in the applicable state or an exemption from registration or qualification is available and the conditions of which have been satisfied.

USE OF PROCEEDS

The proceeds from the sale of the K2 common stock offered by this prospectus will be received directly by the selling security holder. K2 will not receive any proceeds from the sale of the common stock offered by the selling security holder pursuant to this prospectus. K2 will receive proceeds if the selling security holder exercises the warrant. If the warrant is exercised completely, K2 would receive gross proceeds of $3,196,436.40. Any proceeds received by K2 upon the selling security holder exercising the warrant will be used as working capital.

LEGAL MATTERS

The legality of the common stock offered by this prospectus will be passed upon for K2 by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of K2 and subsidiaries at December 31, 2002 and 2001, and for each of the years in the period ended December 31, 2002 incorporated by reference in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report which is incorporated by reference in this prospectus and registration statement, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION;

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows K2 to “incorporate by reference” information into this prospectus, which means that K2 can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information that is superseded by information that is included directly in this document. However, as allowed by SEC rules, this prospectus does not contain all the information you can find in the K2 registration statement or the exhibits to the registration statement. This prospectus incorporates by reference the documents set forth below that K2 previously filed with the SEC, excluding information deemed furnished (but not filed) pursuant to Item 9 or Item 12 of Form 8-K. These documents contain important information about K2 and its financial condition.

K2 SEC Filings (File No. 001-04290)	Period
Annual Report on Form 10-K	Year ended December 31, 2002
Quarterly Report on Form 10-Q	Quarter ended March 31, 2003
Current Reports on Form 8-K	Filed on February 24, 2003, March 13, 2003, April 1, 2003, May 28, 2003, June 5, 2003 and June 5, 2003
Registration Statement on Form 8-A	Filed on August 21, 1989 and August 9, 1999
Registration Statement on Form 8-A/A	Filed on January 23, 1998
Registration Statement on Form S-4/A	Filed on February 25, 2003

All additional documents that K2 may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering of common stock, shall also be deemed to be incorporated by reference.

References herein to “this prospectus” are intended to include the documents incorporated by reference, which are an integral part of this prospectus. You should obtain and review carefully copies of the documents incorporated by reference. Any statement contained in the documents incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes the statement. Information that K2 later file with the SEC before the termination of this offering of common stock will automatically modify and supersede the information previously incorporated by reference and the information in this prospectus. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, K2 will provide any person, including beneficial owners, to whom a copy of this prospectus is delivered, a copy of any documents incorporated by reference in this prospectus but not delivered along with this prospectus free of charge, excluding all exhibits unless, K2 specifically incorporated by reference an exhibit in this prospectus. Any such requests should be addressed to:

K2 Inc.

Attention: Investor Relations

2051 Palomar Airport Road

Carlsbad, California 92009

Telephone: (760) 494-1000

Facsimile: (760) 494-1099

K2 files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or information that K2 files at the SEC’s public reference room at 450 Fifth Street N.W., Washington D.C. 20549, or in New York, New York or Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information on the public reference rooms. K2’s SEC filings are available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at “www.sec.gov.”

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

The following table sets forth the estimated fees and expenses payable by the Registrant in connection with the issuance and distribution of the securities registered hereby:

SEC Registration fee	$310.31
Printing, duplicating and engraving expenses	$1,000.00
Legal fees and expenses	$15,000.00	*
Accounting fees and expenses	$2,500.00
Miscellaneous	$26,000.00	*

Total	$44,810.31	*

*	Estimate

Item 15.    Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law, as amended, allows a corporation to include a provision in its certificate of incorporation limiting or eliminating the personal liability of directors of the corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director (a) breached his/her duty of loyalty to the corporation or its stockholders, (b) acted not in good faith or in knowing violation of a law, (c) authorized the payment of a dividend or approved a stock repurchase in violation of Delaware General Corporation Law or (d) obtained an improper personal benefit from a transaction.

Section 145 of the Delaware General Corporate Law permits a corporation to indemnify a person who was or is a party or is threatened to be made a party to any threatened, pending or completed third party proceeding, other than an action by or in the right of the Registrant, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, the corporation is permitted to indemnify any of its directors or officers against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that the corporation shall not indemnify such person if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability. The rights granted under this section of the Delaware General Corporate Law are not exclusive of any other rights to which such person is entitled. The corporation may purchase and maintain insurance on behalf of such persons against any liability asserted against or incurred by such persons in any capacity as or arising out of such persons’ status as an director, officer, employee or agent of the corporation.

Section 174 of the Delaware General Corporation Law provides, among other things, that all directors who willfully or negligently approve an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for the full amount paid out in connection with these actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to these actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts. Any director against whom a claim is successfully asserted may recover contribution from any other directors who voted or concurred in the unlawful action.

Article 17 of the Registrant’s Restated Certificate of Incorporation, as amended, includes a provision eliminating the personal liability of its officers and directors for monetary damages for breach of fiduciary duty as a director to the fullest extent authorized by, and subject to the limitations expressed in Delaware law. In addition, as permitted by Section 145 of the Delaware General Corporation Law, Article 18 of the Restated Certificate provides that: (a) the Registrant is required to indemnify its directors, officers and persons serving at the request of the Registrant as a director, officer, employee or agent of another corporation or business entity, to the fullest extent permitted by Delaware law; (b) the Registrant may indemnify employees and agents of the Registrant with the same scope and effect as the indemnification provided to officers and directors; (c) the Registrant will advance amounts as required by law after the director or officer delivers to the Registrant an undertaking to repay all amounts advanced if it is determined that the director or officer is not entitled to indemnification; (d) the director or officer may bring suit against the Registrant to recover an amount if the director or officer was successful in whole or in part and the Registrant has not paid the director or officer within thirty days of receipt of the director or officer’s claim for payment; (e) the rights conferred in the Restated Certificate are not exclusive of any other right which the director or officer may have, or thereafter acquire under any statute, provision of the Restated Certificate, bylaw, agreement or otherwise; and (f) the Registrant may maintain director and officer liability insurance at its own expense.

Item 16.    Exhibits.

See Exhibit Index attached hereto and incorporated by reference.

Item 17.    Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Carlsbad, state of California, on August 4, 2003.

K2 INC.

By:	/s/ RICHARD J. HECKMANN
Richard J. Heckmann
Chief Executive Officer,
Director and Chairman of the Board

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each persons whose signature appears below does hereby constitute and appoints Richard J. Heckmann, John J. Rangel and Monte H. Baier, and each of them, with full power of substitution and full power to act without the other, his true and lawful attorney-in-fact and agent to act for him or her in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement the Company may hereafter file with the SEC pursuant to Rule 462(b) under the Securities Act to register additional shares of common stock, and to file this registration statement, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as they, he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do to cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ RICHARD J. HECKMANN Richard J. Heckmann	Chief Executive Officer, Director and Chairman of the Board (Principal Executive Officer)	August 4, 2003

/s/ JOHN J. RANGEL John J. Rangel	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	August 4, 2003

/s/ WILFORD D. GODBOLD, JR. Wilford D. Godbold, Jr.	Director	August 4, 2003

/s/ JERRY E. GOLDRESS Jerry E. Goldress	Director	August 4, 2003

/s/ STEVEN J. GREEN Steven J. Green	Director	August 4, 2003

Signature	Title	Date

/s/ ROBIN E. HERNREICH Robin E. Hernreich	Director	August 4, 2003

/s/ LOU HOLTZ Lou Holtz	Director	August 4, 2003

/s/ STEWART M. KASEN Stewart M. Kasen	Director	August 4, 2003

/s/ ALFRED E. OSBORNE, JR. Alfred E. Osborne, Jr.	Director	August 4, 2003

/s/ DAN QUAYLE Dan Quayle	Director	August 4, 2003

/s/ EDWARD F. RYAN Edward F. Ryan	Director	August 4, 2003

EXHIBIT INDEX

Exhibit Number	Description

4.1

Rights Agreement dated as of July 1, 1999 between K2 Inc. and Harris Trust Company of California, as Rights Agent, which includes thereto the Form of Rights Certificate to be distributed to holders of Rights after the Distribution, filed on August 9, 1999 as Item 2, Exhibit 1 to Form 8-A, and incorporated herein by reference.

4.2

Form of Amended and Restated Convertible Subordinated Debenture issued to Sporting Goods Investment I, LP dated June 4, 2003, filed on June 5, 2003 as Exhibit 4.1 to the Current Report on Form 8-K of K2 Inc., and incorporated herein by reference.

4.3

Form of Amended and Restated Convertible Subordinated Debenture issued to Sporting Goods Investment II, LP dated June 4, 2003, filed on June 5, 2003 as Exhibit 4.2 to the Current Report on Form 8-K of K2 Inc., and incorporated herein by reference.

4.4	Form of Amended and Restated Stock Purchase Warrant dated June 4, 2003, filed on June 5, 2003 as Exhibit 4.3 to the Current Report on Form 8-K of K2 Inc., and incorporated herein by reference.

4.5	Form of Stock Purchase Warrant dated June 4, 2003, filed on June 5, 2003 as Exhibit 4.4 to the Current Report on Form 8-K of K2 Inc., and incorporated herein by reference.

5.1	Opinion of Gibson, Dunn & Crutcher LLP.

10.1

Securities Purchase Agreement dated as of November     , 2002, among K2 Inc. and the parties set forth on the signature pages thereto, filed on February 24, 2003 as Exhibit 4.1 to the Current Report on Form 8-K of K2 Inc., and incorporated herein by reference.

10.2

Registration Rights Agreement—Exhibit C to the Securities Purchase Agreement filed on February 24, 2003 as Exhibit 4.4 to the Current Report on Form 8-K of K2 Inc., and incorporated herein by reference.

10.3	Form of Amendment to Registration Rights Agreement dated June 4, 2003, filed on June 5, 2003 as Exhibit 4.5 to the Current Report on Form 8-K of K2 Inc., and incorporated herein by reference.

23.1	Consent of Gibson, Dunn & Crutcher LLP (Included in Exhibit 5.1).

23.2	Consent of Ernst & Young LLP.

24.1	Powers of Attorney (Included on signature page of this registration statement).